EXHIBIT 99.1

PAUL-SON GAMING CORPORATION (NASDAQ: PSON)

Gerard Charlier, Chief Executive Officer at 702/384-2425

John Foley, Foley/Freisleben LLC at 213/955-0020

PAUL-SON GAMING CORPORATION REPORTS REVENUES AND

NET INCOME FOR THE SECOND QUARTER AND FIRST HALF OF 2004

LAS VEGAS, NEV. (AUG. 13, 2004) - Paul-Son Gaming Corp. (Nasdaq: PSON), a leading manufacturer and supplier of casino table game equipment, today announced improved financial results for its second quarter and six months ended June 30, 2004, as well as the filing of its Form 10-Q for the quarter.

Net income for the second quarter grew 62% on a 43% increase in revenues for the period, compared with comparable results for the prior year.  First half net income climbed 147% from the prior year level on sales that were 22% higher.

For the three months ended June 30, 2004, net income totaled $1,940,000, equal to $0.25 per diluted share ($0.26 basic), up from $1,197,000, or $0.16 per basic and diluted share, in the corresponding period one year ago.  Second quarter revenues climbed to $14.8 million from $10.4 million in the prior year.

For the first half, net income amounted to $1,470,000, equal to $0.19 per basic and diluted share, compared with $596,000, or $0.08 per basic and diluted share, in the first half of 2003.

Gerard Charlier, president and CEO, commented:  “We are pleased by the company’s strong gains in sales and profits in both the second

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quarter and first half of 2004, reflecting an accelerated pace of shipments during the quarter.  These gains followed a somewhat soft first quarter, which reflected timing issues related to customer demand and the opening of new casinos.  In the most recent quarter, our Bourgogne et Grasset (“B&G”) operation posted substantially higher revenues primarily driven by approximately $6.0 million in sales to three casinos in Asia and one in Canada.  The orders to the Asian casinos include sales to the first two “U.S. owned” casinos to commence operations in Macao.  Our U.S. operation recorded one large sale to a casino in Canada, which generated approximately $1.0 million in revenues for the second quarter.”

He further emphasized that the company expects to experience continued variability in revenues on a quarter- to- quarter basis due to the timing and volume of customer demand for its casino products and the timing of new casino openings and expansions.

Cost of revenues continued to be reduced as a percentage of sales, decreasing on this basis to 55.2% in the most recent quarter from 56.9% in the same period of 2003.  The improvement in cost of revenues on a percentage basis is attributable to better absorption of fixed costs due to the higher volume of sales and the product mix, primarily at B&G.  Gross profit strengthened by approximately $2.2 million from the previous year to $6.6 million.

Total operating expenses during the second quarter of 2004 were $3.6 million, compared with $3.2 million a year ago.  The increase of $346,000 primarily resulted from higher marketing and sales expenses, which included costs associated with a major U.S. trade show, as well as certain royalties and increased sales compensation.  Also, the relocation of the Kansas chip manufacturing operations to Las Vegas resulted in the incurring of $131,000 in expense during the second quarter.

Cash and cash equivalents, and marketable securities at June 30, 2004 totaled $9.3 million, compared with $6.8 million at the December 31, 2003 fiscal year-end.  Working capital improved to $9.8 million at June 30, 2004 from $7.3 million at December 31, 2003.

“We are enthusiastic about our company’s progress,” Charlier concluded, adding:  “Our management team has worked effectively to expand and strengthen our product and technology base in order to meet the current and emerging needs of our casino customers around the world.  Manufacturing continues to be streamlined, as we seek to further reduce costs and achieve greater operating efficiencies.

“As noted above, our financial position is improving, and additionally, we are taking steps to enhance the company’s image and favorable visibility to the gaming industry worldwide.  Our management team continues to implement our strategic agenda for further growth and profitability, and we are optimistic about our opportunities to expand our service to our casino customers in North America, Europe and Asia.”

Paul-Son manufactures and supplies casino chips, table layouts, playing cards, dice, gaming furniture, table accessories and other products that are used with casino table games such as blackjack, poker, baccarat, craps and roulette.  Paul-Son is headquartered in Las Vegas, Nevada, with offices in Beaune, France; San Luis, Mexico; Atlantic City, New Jersey; and other locations.  Paul-Son sells its casino products directly to licensed casinos throughout the world.

This press release may contain certain forward-looking statements that are subject to risks and uncertainties. Paul-Son’s expectations regarding operating results and operating efficiencies may not be met. Factors that could cause actual results to vary materially from these forward-looking statements include: timing of customer demand for our casino products, timing of new casino openings and expansions, unexpected taxes, charges, costs or difficulties in consolidating the operations of the companies.  Additional information concerning factors and risks that could affect these statements and Paul-Son’s financial condition and results of operations are included in Paul-Son’s Forms 10-Q for the quarters ended March 31, 2004 and June 30, 2004; and Paul-Son’s Form 10-K for the year ended December 31, 2003.

PAUL-SON GAMING CORPORATION

CONDENSED CONSOLIDATED BALANCE SHEETS

(unaudited)

(dollars in thousands)

	JUNE 30, 2004	DECEMBER 31, 2003
ASSETS
Current Assets:
Cash and cash equivalents	$5,298	$4,186
Marketable securities	3,955	2,580
Accounts receivables, less allowance for doubtful accounts of $245 and $382, respectively	4,218	3,417
Inventories	5,500	5,382
Prepaid expenses	372	490
Deferred tax asset	160	24
Other current assets	519	467
Total current assets	20,022	16,546
Property and equipment, net	8,978	8,658
Goodwill, net	1,374	1,374
Other intangibles, net	1,738	1,897
Other assets, net	494	121
Total Assets	$32,606	$28,596
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities:
Current maturities of long term debt	$1,002	$2,609
Accounts payable	2,642	2,135
Accrued expenses	2,696	2,103
Customer deposits	2,354	1,601
Income taxes payable	1,293	297
Other current liabilities	194	474
Total current liabilities	10,181	9,219
Long term debt, less current maturities	3,164	1,563
Deferred tax liability	69	—
Total liabilities	13,414	10,782
Commitments and contingencies
Stockholders’ Equity:
Preferred stock, authorized 10,000,000 shares, $.01 par value, none issued and outstanding	—	—
Common stock, authorized 30,000,000 shares, $.01 par value, 7,594,900 shares issued and outstanding	76	76
Additional paid-in capital	14,253	14,253
Treasury stock, at cost; 27,293 shares	(196)	(196)
Retained earnings	4,081	2,611
Accumulated other comprehensive income	978	1,070
Total stockholders’ equity	19,192	17,814
Total Liabilities and Stockholders’ Equity	$32,606	$28,596

PAUL-SON GAMING CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(unaudited)

(dollars in thousands, except per share amounts)

	THREE MONTHS ENDED JUNE 30,		SIX MONTHS ENDED JUNE 30,
	2004	2003	2004	2003
Revenues	$14,843	$10,371	$22,170	$18,131
Cost of revenues	8,195	5,902	12,844	11,286
Gross profit	6,648	4,469	9,326	6,845

Product development	32	39	72	69
Marketing and sales	1,050	784	1,915	1,402
Depreciation and amortization	486	511	980	1,030
General and administrative	2,025	1,913	3,738	3,652
Total operating expenses	3,593	3,247	6,705	6,153
Income from operations	3,055	1,222	2,621	692
Other income (expense)	(4)	111	27	2
Interest expense	(64)	(68)	(132)	(137)
Income before income taxes	2,987	1,265	2,516	557
Income tax benefit (expense)	(1,047)	(68)	(1,046)	39
Net income	$1,940	$1,197	$1,470	$596
Net income per share:
Basic	$0.26	$0.16	$0.19	$0.08
Diluted	$0.25	$0.16	$0.19	$0.08